This Edgar Amendment to Form S-3 (File No. 333-66478) is being filed solely to include Parts I and II of the Registration Statement, which were omitted from the original filing made on August 1, 2001 due to a technical error.

     As filed with the Securities and Exchange Commission on August 2, 2001.

                                                    Registration no. 333-66478


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 GLOBESPAN, INC.

             (Exact name of Registrant as specified in its charter)

Delaware                                                75-2658218
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification Number)

                                100 Schulz Drive
                               Red Bank, NJ 07701
                                 (732) 345-7500

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               Robert J. McMullan
                             Chief Financial Officer
                                 GlobeSpan, Inc.
                                100 Schulz Drive
                               Red Bank, NJ 07701
                                 (732) 345-7500

            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                            Jonathan P. Cramer, Esq.
                             Merrill A. Ulmer, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                               New York, NY 10111
                                 (212) 841-5700

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plan, please check the following box: [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend of interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                     Proposed Maximum         Proposed Maximum
Title of Securities to      Amount to be            Offering Price Per       Aggregate Offering            Amount of
    be Registered            Registered                  Share(1)                Price(1)              Registration Fee

5-1/4% Convertible
Subordinated Notes          $130,000,000                   100%                $130,000,000                 $32,500
due 2006

Common Stock,               4,874,391(2)                   (3)                     (3)                         (3)
$0.001 par value


(1)      Equals the aggregate principal of the notes being registered.

(2) Represents the number of shares of common stock issuable upon conversion of the notes at a conversion price of $26.67 per share. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(3) No additional consideration will be received for the common stock, and therefore no registration fee is required for these shares pursuant to Rule 457(i).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED AUGUST 2, 2001


                                 GlobeSpan, Inc.


           $130,000,000 5-1/4% Convertible Subordinated Notes due 2006
                                       and
     4,874,391 Shares of Common Stock Issuable upon Conversion of the Notes


         The selling holders listed under the caption "Selling Holders" beginning on page 47 may offer and resell for each of their own accounts up to an aggregate $130,000,000 5-1/4% Convertible Subordinated Notes due 2006 and the 4,874,391 shares of common stock issuable upon conversion of the notes. In May 2001, we issued and sold these notes to the initial purchaser in a private offering. For a more detailed description of the plan of distribution, see "Plan of Distribution," beginning on page 50.

         We will pay interest on the notes on May 15 and November 15 of each year, beginning on November 15, 2001. The notes are subordinated in right of payment to all of our senior indebtedness and are subordinated by operation of law to all liabilities (including trade payables) of our subsidiaries. Holders may convert the notes into shares of our common stock at any time on or before May 15, 2006, at a conversion price of $26.67 per share, subject to adjustment in certain events. Prior to May 20, 2004, we may redeem any of the notes at the redemption price set forth in the prospectus, plus accrued interest, if the closing price of the common stock has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period and certain other conditions described in the prospectus are satisfied. On or after May 20, 2004, we may redeem any of the notes at the redemption prices set forth in the prospectus, plus accrued interest.

         Our common stock is traded on the Nasdaq National Market under the symbol "GSPN." The last reported sale price of the common stock on the Nasdaq National Market on August 1, 2001 was $17.10 per share.

         We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market of the Nasdaq National Market.

         The notes and the shares of common stock issuable upon conversion of the notes may be offered for sale from time to time by the selling holders in brokerage transactions at prevailing market prices, in transactions at negotiated prices or otherwise. No representation is made that any shares of common stock will or will not be offered for sale. We will not receive any proceeds from the sale by the selling holders of the notes or shares of common stock issuable upon conversion of the notes. We will pay all costs, expenses and fees in connection with the registration of the notes and the shares of common stock, except that all selling commissions and fees and other expenses incurred by the selling holders will be borne by such holders.

         The selling holders and the brokers who sell shares of our common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended. In addition, any profits realized by the selling holders or such brokers on the sale of any shares of common stock may constitute underwriting commissions.

         Investing in the notes and our common stock issuable upon conversion of the notes involves risks. See "Risk Factors" beginning on page 8.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.





               The date of this prospectus is            , 2001

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

Where You Can Find Additional Information.............................   2
Forward-Looking Statements............................................   2
Summary...............................................................   4
Risk Factors..........................................................   8
Ratio of Earnings to Fixed Charges....................................  23
Use of Proceeds.......................................................  23
Unaudited Pro Forma Financial Data....................................  24
Description of the Notes..............................................  27
Description of Capital Stock..........................................  39
Certain Federal Income Tax Considerations.............................  42
Selling Holders.......................................................  47
Plan of Distribution..................................................  50
Legal Matters.........................................................  51
Experts...............................................................  51

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the notes and the common stock issuable upon conversion of the notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us, our notes and our common stock offered hereby, see the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference to the copy so filed, each such statement being qualified in all respects by such reference. You may inspect a copy of the registration statement without charge at the Securities and Exchange Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of fees from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Securities and Exchange Commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is www.sec.gov. We also maintain a Web site at http://www.globespan.net. The information contained on our Web site does not constitute a part of this prospectus.

          The SEC allows us to "incorporate by reference" into the prospectus the information we filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended, including any filings after the initial filing of this registration statement that contains this prospectus, until the selling holders have sold all of the notes and the common stock issuable upon conversion of the notes to which this prospectus relates or the offering is otherwise terminated:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

         o        our Quarterly Report on Form 10-Q for the quarter ended March
                  31, 2001;

         o our Current Reports on Form 8-K and Form 8-K/A filed on May 4, 2001, May 15, 2001 and May 23, 2001; and

         o the description of our Common Stock contained in our Registration Statement on Form 8-A filed on June 16, 1999 under Section 12 of the Exchange Act, including any amendment or report updating this description.

          You may  request  a copy of any or all of the  documents  referred  to above other than exhibits to such documents that are not specifically incorporated by reference therein. Written or telephone requests should be directed to Robert McMullan, Chief Financial Officer and Vice President, GlobeSpan, Inc., 100 Schulz Drive, Red Bank, New Jersey 07701, telephone (732) 345-7500.

                           FORWARD-LOOKING STATEMENTS

          In addition to historical information, this prospectus contains statements relating to our future business and/or results, including, without limitation, the statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements include certain projections and business trends which are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under "Risk Factors" and those detailed from time to time in our filings with the SEC. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

                                   -----------

          In making an investment decision, you must rely on your own examination of GlobeSpan, Inc. and the terms of this offering, including the merits and risks involved. The notes and the shares of common stock issuable upon conversion of the notes have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense. The notes and shares of common stock issuable upon conversion of the notes may not be transferred or resold except as permitted under the Securities Act of 1933, as amended, and applicable state securities laws. You should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time.

          Neither  we,  the  selling   holders,   nor  any  of  our   respective
representatives, make any representation to you as to the legality of an investment in the notes. You should not construe the contents of this prospectus to be legal, business or tax advice. You should consult with your own advisors as to the legal, tax, business, financial and related aspects of investing in the notes.

                                   -----------

          All trademarks and tradenames appearing in this prospectus are owned by their respective holders.

                                     SUMMARY

          This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding our company and the notes being sold in this offering, including "Risk Factors" and our consolidated financial statements and related notes, included elsewhere in this prospectus.

          GlobeSpan, Inc. is a leading provider of advanced integrated circuits that enable broadband digital communications to homes and business enterprises. We design, develop and supply these integrated semiconductor chips, or chip sets, for use in digital subscriber line, or DSL networks, which utilize the existing network of copper telephone wires known as the local loop for the high-speed transmission of data.

          Our products target the rapidly growing market for high-speed data transmission applications such as Internet access, telecommuting and networking among branch offices. These transmission applications are expanding to include voice and video transmissions over the same copper wire. We sell our integrated circuits to equipment manufacturers for incorporation into products that are sold to telecommunications service providers and end-users worldwide.

          In an effort to provide system-level products to our customers, we have developed chip set solutions that integrate the functionality of multiple discrete components, memory, microprocessors and software onto a single chip known as "System-On-Chip" solutions. These system-level products allow our customers to reduce the time it takes for their products to reach the market and to focus their resources on adding features and functions to differentiate their product offerings from those of their competitors. Our recent acquisitions provide us with additional design and product development resources and expertise. We are utilizing these skills and resources to add greater networking functionality to our chip sets and to capture more of the system functions used in DSL system solutions in our products.

          We have shipped our chip set solutions to a broad base of leading communications equipment manufacturers, including Alcatel, Cisco Systems, Intel Corporation, Lucent Technologies, NEC Corporation and Nokia Corporation, among others.

Strategy

          Our objective is to be the leading provider of integrated circuits, software and system designs for the DSL market and other complementary high-growth broadband communications markets. To achieve this objective, we are pursuing the following strategies:

Expand Our Resources and Capabilities. Our strategy is to significantly grow our position as one of the largest organizations dedicated to DSL system solutions and to build on and expand our core competencies and capabilities to support our growing customer base and the accelerating pace of DSL deployment. We view strategic acquisitions as an important element in the expansion of our resources and capabilities for DSL and complementary communication technologies.

Maximize Design Win Market Share. Our strategy is to maximize the number of design wins with both new and existing customers. A design win represents a customer's initial commitment to develop a product incorporating our chip sets. We believe design wins are strategically important because once a customer has designed our chip sets into its product, that customer is more likely to continue to choose our solutions for additional products. Furthermore, achieving the broadest number of design wins creates an opportunity to capitalize on the success of any one of our customers' products. We maximize our ability to compete for design wins by using our extensive sales representative organization to access the greatest number of customers and further penetrate our existing customer base.

Target All Applications within the DSL Market. Our strategy is to provide the necessary technologies to enable all applications within the DSL market. We are currently shipping chip sets based upon ADSL, HDSL, HDSL2, SDSL and SHDSL technologies. Our chip sets are used in both central office and home and business locations to enable high-speed data, voice and video applications such as Internet access, voice and video over DSL, telecommuting and networking among branch offices. We have introduced multi-mode asymmetric and symmetric chip sets that interoperate with all applicable coding techniques, or line codes, and we will continue to monitor industry trends and refine our product development efforts to target emerging DSL data, voice and video applications.

Strengthen and Broaden Technology Leadership. Our strategy is to continue to build upon our strong technology core competencies to maintain our position as a technology leader in the DSL market and utilize our core competencies to expand our integrated circuit solutions for products complimentary to our DSL technology. We are currently investing substantial development resources in system-level knowledge, communications algorithms, signal processing and signal conversion, voice compression, echo cancellation, video compression algorithms, application specific network processing, and communication protocols. We are devoting resources to enhance our high-performance algorithms and to increase system integration by embedding more system functions on a single integrated circuit. We invest significant resources in research and development and product support and will continue to work closely with our customers to develop new and enhanced solutions that address next-generation DSL network market opportunities.

Leverage Advanced System-Level Expertise. Our strategy is to leverage our advanced system-level expertise to develop and market chip sets that can be cost-effectively and rapidly incorporated into complete DSL network system solutions designed and manufactured by our customers. This strategy is intended to enable our customers to optimize time-to-market, performance and system cost. By working closely with our customers throughout the design and deployment process, we gain valuable insights and are often able to anticipate their needs and incorporate value-added functionality onto our chip sets. We gain additional insights by continually testing our solutions against real-world models of DSL networks to verify their performance in harsh and unpredictable deployment environments. We have also used our system-level expertise to create state-of-the-art system test facilities to verify the performance and operation of new chip sets. We have invested significant resources in automating our test facility to maximize the efficiency and reliability of our tests. We will continue to make our test facility readily available to our customers to verify the performance of their DSL network system products. Furthermore, we will continue to provide comprehensive reference design guides that enable our customers to apply our system-level expertise to their products.

Drive Industry Standards. We actively participate in the formulation of industry standards for high-speed data transmission markets. We believe such participation accelerates and expands the development of markets for our products and provides valuable insights and relationships, which assist us in directing our product development efforts to target emerging market opportunities.

Recent Developments

Second Quarter Results. Our net revenues were $60.3 million for the three months ended June 30, 2001, a decrease of 20.6% from net revenues of $75.9 million for the three months ended June 30, 2000, and a decrease of 44.3% from net revenues of $108.2 million for the first quarter of 2001. We had a net loss for the three months ended June 30, 2001 of $102.8 million or $1.42 basic loss per share, which includes acquisition and restructuring related expenses, including non-cash compensation, amortization of intangible assets, in-process research and development, facilities consolidations, workforce reductions and other related charges. The reported net loss for the three months ended June 30, 2000 was $88.7 million or $1.42 basic loss per share.

Because of the slowdown in the global telecommunications equipment market and customer inventory balancing problems, we continued to receive customer requests to reduce or cancel sales orders or push out delivery dates during the six months ended June 30, 2001. As a result of negotiations with some of our customers with respect to frequent reschedules and requests for cancellations of orders leading to the payment of cancellation fees in lieu of shipments, the Company has recorded $15.4 million of cancellation fees during the second quarter of 2001. This amount is included in the $60.3 million of revenues of the three months ended June 30, 2001. In addition, the Company has recorded $44.8 million of charges during the second quarter of 2001 related to facilities consolidations, workforce reductions and other related charges.

Organization

          We were formed as an independent company in July 1996 as part of the divestiture by Lucent Technologies of AT&T Paradyne Corporation. Prior to the divestiture, our business was operated as the Advanced Transmission

Technology Division of AT&T Paradyne Corporation. Our principal executive offices are located at 100 Schulz Drive, Red Bank, New Jersey 07701 and our telephone number is (732) 345-7500. Our website can be accessed at www.globespan.net. Information on our website does not constitute a part of this prospectus.

                                  THE OFFERING


Securities  Offered......$130,000,000   principal  amount  of 5 1/4% Convertible
                         Subordinated Notes due 2006 and 4,874,391 shares of common stock issuable upon conversion of the notes to be sold by the selling holders listed under the caption "Selling Holders" beginning on page 47.
Interest.................5 1/4% per annum on the principal amount, payable semi-
                         annually in arrears in cash on May 15 and November 15 of each year, beginning November 15, 2001.
Conversion...............You may convert each note into common stock at any time on or before May 15, 2006, at a conversion price of $26.67 per share, subject to adjustment if certain events affecting our common stock occur.
Subordination............The notes will be subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries. As of March 31, 2001, we had $3.0 million of senior indebtedness outstanding and our subsidiaries had $11.1 million of other liabilities outstanding, excluding liabilities owed to us. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture.
Provisional Redemption...We may redeem the notes in whole or in part at any time prior to May 20, 2004 at a redemption price equal to $1,000 per $1,000 aggregate principal amount of notes plus accrued and unpaid interest to the redemption date if:
                         o the closing price of the common stock has exceeded
                           130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period; and
                         o if the redemption would occur prior to May 11, 2003,
                           the shelf registration statement, of which this prospectus forms a part, is effective and expected to remain effective for the 30 days following the redemption date.
                         If we redeem the notes under these circumstances, we will make an additional payment equal to the total value of the aggregate amount of the interest that would have been payable on the notes from the date of redemption to May 20, 2004.
Non-Provisional
Redemption...............We may redeem any of the notes on or after May 20,
                         2004, by giving you at least 30 days notice.
                         We may redeem the notes either in whole or in part at the redemption prices set forth herein, together with accrued and unpaid interest.
Fundamental Change.......If a fundamental change (as described under
                         "Description of Notes--Redemption at Option of the Holder") occurs on or before May 15, 2006, you may require us to purchase all or part of your notes at a redemption price equal to 100% of the outstanding principal amount of the notes being redeemed, plus accrued and unpaid interest.
Use of Proceeds..........We will not receive any of the proceeds from the sale by the selling holders of the notes or the common stock issuable upon conversion of the notes.
Nasdaq National
Market Symbol............GSPN.

                                  RISK FACTORS

          Before you invest in our notes, you should carefully consider and evaluate all of the information contained in this prospectus, including the risks described below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of the notes and the common stock.

Risks Related to Our Business

          Our quarterly operating results may fluctuate because of many factors, which would cause our stock price to fluctuate.

          Our net revenues and operating results have varied in the past and may vary significantly in the future from quarter-to-quarter. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of any one quarter or series of quarters as an indication of our future performance.

          It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly. Due to our recent acquisitions accounted for as purchases, we will incur substantial non-cash compensation and amortization expenses associated with those and, potentially, future transactions.

          These variations in our operating results may be caused by factors related to the operation of our business, including:

         o variations in the timing and size of chip set orders from, and shipments to, our existing and new customers;

         o loss of a significant customer, or a significant decrease or deferral in purchases by significant customers, such as Cisco Systems or Lucent Technologies;

         o the mix of chip sets shipped with different gross margins, including the impact of volume purchases from our large customers at discounted average selling prices;

         o the availability of foundry capacity and the expense of having our chip sets manufactured by Agere Systems, or other foundries in the future;

         o the timing and size of expenses, including operating expenses and expenses of developing new products and product enhancements; and

         o        our ability to attract and retain key personnel.

          These variations will also be caused by factors related to the development of the DSL market and the competition we face from other DSL chip set suppliers, including:

         o the timing and rate of deployment of DSL services by telecommunications service providers;

         o the timing and rate of deployment of alternative high-speed data transmission technologies, such as cable modems, high-speed wireless data transmission and fiber optic networks;

         o anticipated decreases in per unit prices as competition among DSL chip set suppliers increases; and

         o the level of market penetration of our chips sets relative to those of our competitors.

          These variations will also be caused by other factors affecting our business, many of which are substantially outside of the control of our management, including:

         o costs associated with future litigation, including litigation relating to the use or ownership of intellectual property;

         o acquisition costs or other non-recurring charges in connection with the acquisition of companies, products or technologies;

         o foreign currency and exchange rate fluctuations which may make our dollar-denominated products more expensive in foreign markets or could expose us to currency rate fluctuation risks if our sales become denominated in foreign currencies; and

         o general global economic conditions, which could adversely affect sales to our customers.

          A general economic slowdown, and a slowdown in spending in the telecommunications industry specifically, may adversely affect our business and operating results.

          There have been announcements throughout the worldwide telecommunications industry of current and planned reductions in component inventory levels and equipment production volumes, and of delays in the build-out of new infrastructure. The slowdown has resulted in a decrease in spending on DSL equipment by service providers and lower-than-expected sales volume for DSL equipment manufacturers, which has reduced our revenues in recent months. Any of these trends, if continued, could result in lower than expected demand for our products, which are components of DSL equipment. Any continued or further slowdown could have a material adverse effect on our revenues and results of operations generally, and cause the market price of our common stock to decline.

          We expect that price competition among DSL chip set suppliers and volume purchases by large customers will reduce our gross margins in the future.

          We expect that price competition among DSL chip set suppliers and volume purchases of our chip sets at discounted prices will reduce our gross margins in the future. We anticipate that average per unit selling prices of DSL chip sets will continue to decline as product technologies mature. Since we do not manufacture our own products, we may be unable to reduce our manufactured costs in response to declining average per unit selling prices. Many of our competitors are larger with greater resources and therefore may be able to achieve greater economies of scale and would be less vulnerable to price competition.

          Further, we expect that average per unit selling prices of our chip sets will decrease in the future due to volume discounts to our large customers. These declines in average per unit selling prices will generally lead to declines in gross margins for these products.

          We have a history of losses, and we will incur substantial losses in the future.

          We incurred a net loss attributable to common stockholders of $89.3 million in the quarter ended March 31, 2001 and $153.2 million, $9.1 million and $7.8 million in the years ended December 31, 2000, 1999 and 1998, respectively. We will incur substantial net losses for the foreseeable future. Because of substantial operating expenses, we will need to generate significant quarterly revenues to achieve profitability. Our failure to significantly increase our net revenues would result in continuing losses. Even if we do achieve profitability, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis.

          The loss of one or more of our key customers would result in a loss of a significant amount of our net revenues.

          A relatively small number of customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or experience a loss of any of our significant customers, particularly Cisco Systems and Lucent Technologies, or suffer a substantial reduction in orders from such customers. In the three years ended December 31, 2000, 1999 and 1998, our customers who individually represented at least ten percent of our net revenues accounted for 62.6%, 41.2% and 60.9%, respectively, of our net revenues. In the three months ended March 31, 2001, our three largest customers accounted for 63.0% of our net revenues and the only customer who represented at least ten percent of our net revenues during such period was Lucent Technologies, which accounted for 45.2% of our net revenues. In year ended December 31, 2000, our top three customers were Cisco Systems, Lucent Technologies and Nortel Networks, which accounted for 27.8%, 23.6% and 11.2% of our net revenues, respectively. In 1999, our top three customers were Cisco Systems, Lucent Technologies and Ascom Hasler AG, which accounted for 41.6%, 7.1% and 6.2% of our net revenues, respectively. Our results in the first three months of 2001 were adversely affected by reduced purchases by some of our customers, reflecting their reduced sales of DSL equipment. In May 2001, Nortel Networks announced that it was planning to exit the digital subscriber line access business. Accordingly, we do not expect to generate significant revenues from Nortel Networks in the foreseeable future. We cannot guarantee that the decrease in revenues from Nortel Networks will be offset by an increase in sales to our other customers, who may gain additional market share following the departure of Nortel Networks. We do not have long-term purchase contracts with any of our customers that obligate them to continue to purchase our products and these customers could cease purchasing our products at any time. Furthermore, it is possible that DSL equipment manufacturers, such as Cisco Systems and Lucent Technologies, may design and develop internally, or acquire, their own chip set technology, rather than continue to purchase chip sets from third parties such as us. We expect that sales of our products to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.

          Because of our long product development process and sales cycle, we may incur substantial expenses before we earn associated net revenues and may not ultimately sell a large volume of our products.

          We develop products based on forecasts of demand and incur substantial product development expenditures prior to generating associated net revenues. We sell our products based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chip sets. In addition, we do not have a substantial non-cancelable backlog of orders and our customers can generally cancel or reschedule orders upon short notice. The cancellation or deferral of product orders or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory that would have a material adverse effect on our operating results. We also do not receive orders for our chip sets during the period that potential customers test and evaluate our chip sets. This test and evaluation period typically lasts from three to six months or longer, and volume production of the equipment manufacturer's product that incorporates our chip sets typically does not begin until this test and evaluation period has been completed. As a result, a significant period of time may lapse between our product development and sales efforts and our realization of revenues from volume ordering of our products by our customers, or we may never realize revenues from our efforts. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our products. Rather, it is a decision by a customer to use our products in the design process of that customer's products. A customer can choose at any time to discontinue using our products in that customer's designs or product development efforts. If our products are chosen to be incorporated into a customer's products, we may still not realize significant net revenues from that customer if that customer's products are not commercially successful.

          We have only been operating as an independent company since August 1996, and this limited operating history makes it difficult to evaluate our prospects.

          We have only been operating as an independent company since August 1996, and we only began shipping chip sets in volume in January 1997. We have not had a long history of generating significant net revenues. As a result of our limited operating history, we have limited historical financial data that can be used in evaluating our business and its prospects and in projecting future operating results. You must consider our prospects in light of the risks, expenses and difficulties we might encounter because we are in a rapidly evolving market.

          Our acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

          We may seek to acquire or invest in additional businesses, products, technologies or engineers. Our acquisition strategy does not require that our acquisitions immediately increase our net revenues; rather, our objective is to seek acquisitions that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. During the year ended December 31, 2000, we acquired Ficon, the technology and the right to hire employees of the Microelectronics Group of PairGain, T.sqware, iCompression and additional smaller companies. We plan to pursue further acquisition opportunities in the future and we are currently engaged in various stages of negotiations with certain parties with respect to possible acquisitions. While there are currently no unannounced purchase agreements for the acquisition of any material business or assets, such transactions can be effected quickly, may occur at any time and may be significant in size relative to our existing assets or operations.

          Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. Our past and future acquisitions may involve many risks, including:

         o        difficulties in managing our growth following acquisitions;

         o difficulties in the integration of the acquired personnel, operations, technologies, products and systems of the acquired companies;

         o uncertainties concerning the intellectual property rights we purport to acquire;

         o        unanticipated costs associated with the acquisitions;

         o diversion of management's attention from other business concerns;

         o adverse effects on our existing business relationships with our or our acquired companies' customers;

         o potential difficulties in completing projects associated with purchased in process research and development;

         o risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions; and

         o        inability to retain employees of acquired companies.

          Additionally, future acquisitions may require us to use substantial portions of our available cash as all or a portion of the purchase price. Acquisitions may also materially and adversely affect our results of operations because they may require large one-time write-offs, increased debt or contingent liabilities, substantial depreciation or deferred compensation charges or the amortization of expenses related to tangible and intangible assets. For example, in the year ended December 31, 2000, we incurred a one-time charge of $44.9 million related to in process research and development in connection with prior acquisitions and began to amortize charges from tangible and intangible assets acquired.

          Furthermore, if we issue equity or convertible debt securities in connection with an acquisition, as in the case of our recent acquisitions, the issuance may be dilutive to our existing shareholders. The equity or debt securities that we may issue could have rights, preference or privileges senior to those of holders of our common stock.

          Any of the events described in the foregoing paragraphs could cause the price of our common stock to decline.

          If leading equipment manufacturers do not incorporate our chip sets in successful products, sales of our products will significantly decline.

          We rely upon broadband equipment manufacturers, such as Cisco Systems and Lucent Technologies, to design our chip sets into their products for the DSL market. We rely on these products to be successful, and if they are not, we will not sell our chip sets in volume quantities. Accordingly, we must correctly anticipate the price, performance and functionality requirements of these equipment manufacturers. We must also successfully develop products that meet these requirements and make such products available on a timely basis and in sufficient quantities. Further, if there is consolidation in the equipment manufacturing industry, or if a small number of equipment manufacturers otherwise dominate the market for DSL equipment, then our success will depend upon our ability to establish and maintain relationships with these market leaders. If we do not anticipate trends in the market for products enabling the digital transmission of data, voice and video to homes and business enterprises over existing copper wire telephone lines and meet the requirements of equipment manufacturers, or if we do not successfully establish and maintain relationships with leading equipment manufacturers, then our business, financial condition and results of operations will be seriously harmed.

          If our customers experience component supply shortages, our net revenues and operating results may decline.

          The semiconductor industry from time to time is affected by limited supplies of certain key components and materials. We rely on our customers, broadband equipment manufacturers, to produce reliable, successful DSL systems by incorporating our chip sets and additional components into their products. In the past there have been industry-wide shortages of electronic components, such as capacitors. In some cases, supply shortages of particular components or materials will substantially curtail production of products using these components. We cannot guarantee that we would not lose potential sales from our customers if key components or materials are unavailable to them, and as a result, we are unable to maintain or increase our production levels.

          Rapid changes in the market for DSL products may render our solutions obsolete or unmarketable.

          The market for chip sets for DSL products is characterized by:

          o        intense competition;

          o        rapid technological change;

          o        frequent new product introductions by our competitors;

          o        changes in customer demands; and

          o        evolving industry standards.

          Additionally, the life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. Products with short life cycles require us to manage closely production and inventory levels. We cannot assure you that obsolete or excess inventories, which may result from unanticipated changes in the estimated total demand for our products and/or the estimated life cycles of the end products into which our products are designed, will not materially and adversely affect us.

          Any of these factors could make our existing or proposed products obsolete or unmarketable. If we fail to successfully introduce new products on a timely and cost-effective basis that meet customer requirements and are compatible with evolving industry standards, then our business, financial condition and results of operations will be seriously harmed.

          We depend on a limited number of suppliers to manufacture our chip sets, and any disruption in any of these relationships could prevent us from selling our products.

          We do not own or operate a semiconductor fabrication facility. Historically, Lucent Microelectronics has manufactured substantially all of our chip sets. We depend on Agere Systems, Inc. (formerly the Microelectronics

Group of Lucent Technologies), to timely deliver to us sufficient quantities of fully-assembled and tested chip sets on a turnkey basis. We have had a series of manufacturing arrangements with Agere Systems and its predecessors, the latest of which became effective in March 1999. This agreement, however, does not guarantee that Agere Systems will adequately fill our orders for current chip sets (either in quantity or timing), or that we will be able to negotiate mutually satisfactory terms for manufacturing our future chip sets. Any disruption in availability of our products would have a serious adverse impact on our business.

          We have been engaged in the process of negotiating and/or exploring prospective supply agreements with other leading chip suppliers. We entered into an agreement with United Microelectronics Corporation, or UMC, to supply some of our chip sets. Our agreement with UMC became effective in December 1999 and provides us with the ability to obtain delivery of specific chip sets in accordance with the terms of that agreement, upon our providing binding forecasts to UMC. Although this agreement provides for a term of five years, with subsequent one-year renewals, UMC may cancel the agreement upon 12 months' advance notice to us. While, in such an event, UMC would still be required to fill our orders for commercially reasonable quantities of product during the 12-month notice period, the termination of this agreement by UMC could cause a disruption to our business. In addition, in October 1999 we entered into an agreement with Taiwan Semiconductor Manufacturing Co., or TSMC, which also provides for a five-year term, is terminable by the supplier upon 12 months' advance notice to us, and requires TSMC to fill our orders for commercially reasonable quantities of product during the 12-month notice period. We also use ZiLOG, Inc., an affiliate of Texas Pacific Group, our controlling shareholder, to manufacture chip sets for us on a purchase order basis. We do not have a supply agreement with ZiLOG. We will continue to seek agreements with other chip manufacturers. None of these or other prospective agreements, however, would provide us with a guarantee that our orders for chip sets will be adequately filled.

          If we are required for any reason to seek a new manufacturer of our chip sets, a new manufacturer of our chip sets may not be available and in any event, switching to a new manufacturer would require six months or more and would involve significant expense and disruption to our business. From time to time there are shortages in worldwide foundry capacity. Such shortages, if they occur, could make it more difficult for us to find a new manufacturer of our chip sets if our relationship with any of our suppliers is terminated for any reason.

          If we are required to seek new manufacturers of our integrated circuits, we will be required to modify our products which will be costly.

          Our integrated circuits are manufactured by independent providers of semiconductor manufacturing services, known as foundries. These foundries manufacture our integrated circuits using their individual manufacturing process technology. In addition, the foundry may license to us standard circuit modules, known as intellectual property cores, or IP cores. Our DSL chip designs are customized by the foundry for their specific manufacturing processes and IP cores. In order to second source or switch foundry providers, our chip sets would need to be re-designed for the process technology and IP cores of the respective foundry. The re-design of the integrated circuits is costly and time consuming and the requalification of the manufacturing process can take up to six months. Establishing additional sources for manufacturing our products would be expensive and disruptive to our business.

          We may be required to obtain licenses on adverse terms to sell industry standard compliant chip sets.

          We have received correspondence, including a proposed licensing agreement, from Amati Corporation (which was acquired by Texas Instruments) stating that they believe that they own a number of patents that are required to be compliant with the ANSI standard specification T1.413. This industry standard is based on the DMT line code. We have introduced products that we believe are compliant with this industry standard, and we may be required to obtain a license to these Amati patents. We are currently evaluating Amati's patents and proposed licensing terms. If these patents are valid and essential to the implementation of products that are compliant with this industry standard, then Amati may be required to offer us a license to use these patents on commercially reasonable, non-discriminatory terms. If these patents are valid, but not essential to the implementation of products that are compliant with this industry standard, and they apply to our products and we do not modify our products so they become non-infringing, then Amati would not be obligated to offer us a license on reasonable terms or at all. If we are not able to agree on license terms and as a result fail to obtain a required license, we could be sued and potentially be liable for substantial monetary damages or have the sale of our products stopped by an injunction. We could also be subject to similar claims like the Amati claim by third parties in the future.

          Third-party claims regarding intellectual property matters could cause us or our customers to stop selling products or pay monetary damages.

          There is a significant risk that third parties, including current and potential competitors, will claim that our products, or our customers' products, infringe on their intellectual property rights. The owners of such intellectual property rights may bring infringement claims against us. Any such litigation, whether or not determined in our favor or settled by us, would be costly and divert the attention of our management and technical personnel.

          Any inquiries with respect to coverage of our intellectual property could develop into litigation. In the event of an adverse ruling for an intellectual property infringement claim, we could be required to obtain a license or pay substantial damages or have the sale of our products stopped by an injunction. In addition, if a customer of our chip sets cannot acquire a required license on commercially reasonable terms, that customer may choose not to use our chip sets. From time to time our customers or we receive letters from third parties claiming that our or our customers' products infringe those third parties' intellectual property rights.

          We have obligations to indemnify our customers under some circumstances for infringement of third-party intellectual property rights. From time to time we receive letters from customers inquiring as to the scope of these indemnity rights. For example, on April 25, 2000 we received a letter from counsel to Cisco Systems informing us that Alcatel Alsthom S.A. had recently asserted that certain products made and sold by Cisco Systems, which incorporate digital signal processors made by us, infringed patents held by Alcatel. We evaluate all letters of this nature to determine whether we have an indemnity obligation and take appropriate steps. If any claims from third-parties required us to indemnify customers under our agreements, the costs could be substantial and our business could be harmed.

          Despite our efforts to protect our intellectual property, third parties may gain access to our proprietary technology and use it to compete with us.

          Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We rely primarily on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984 to protect our intellectual property. In particular, we rely on these measures to protect our intellectual property because, as a fabless semiconductor company, we have third parties, including potential competitors such as Agere Systems, manufacture our chip sets. Employees, consultants and customers have access to our proprietary and confidential information. Any misuse or misappropriation of this intellectual property could have an adverse impact on our business. We take steps to control access to, and the distribution of, our proprietary information. We cannot guarantee, however, that such safeguards will protect our intellectual property and other valuable competitive information.

          Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not well protected by law or enforcement.

          The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in these countries, some of which are countries in which we have sold and continue to sell products. There is a risk that our efforts to protect our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. If we fail to adequately protect our intellectual property or if the laws of a foreign jurisdiction do not effectively permit such protection, it would be easier for our competitors to sell competing products.

          Our industry is highly competitive, and we cannot assure you that we will be able to effectively compete.

          Although we design and develop system-level products, we primarily compete with providers of integrated circuits for the DSL market. The DSL chip set market is intensely competitive. We expect competition to intensify further as current competitors expand their product offerings and new competitors enter the market. We believe that we must compete on the basis of a variety of factors, including:

          o        time to market;

          o        functionality;

          o        conformity to industry standards;

          o        performance;

          o        price;

          o        breadth of product lines;

          o        product migration plans; and

          o        technical support.

          We believe our principal competitors include Alcatel Microelectronics, Analog Devices, Broadcom, Centillium Communications, Conexant Systems, Infineon Technologies, Integrated Telecom Express, Intel Corporation, MetaLink, Texas Instruments and Virata Corporation. In addition to these competitors, there have been announcements by other integrated circuit companies that they intend to enter the DSL chip set market.

          Many of our competitors have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers. These competitors may compete effectively with us because of the above-listed factors and because they more quickly introduce new technologies, more rapidly or effectively address customer requirements or devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

          Other technologies for the high-speed data transmission market will compete effectively with DSL services.

          DSL services are competing with a variety of different high-speed data transmission technologies, including cable modems, fiber optics, satellite and other wireless technologies. Many of these technologies will compete effectively with DSL services. All of our chip sets are deployed in networks that use standard copper telephone wires. Copper telephone wires have physical properties that limit the speed and distance over which data can be transmitted. In general, data transmission rates over copper telephone wires are slower over longer distances and faster over shorter distances. If any technology that is competing with DSL technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our chip sets and our revenues and gross margins may decrease.

          Changes in current or future laws or regulations or the imposition of new laws or regulations by the FCC, other federal or state agencies or foreign governments could impede the sale of our products or otherwise harm our business.

          The Federal Communications Commission has broad jurisdiction over our target market. Although current FCC regulations and the laws and regulations of other federal or state agencies are not directly applicable to our products, they do apply to much of the equipment into which our products are incorporated. As a result, the effects of regulation on our customers or the industries in which they operate may, in turn, materially and adversely impact our business, financial condition and results of operations. FCC regulatory policies that affect the ability of cable operators or telephone companies to offer some types of services or other aspects of their business may impede the sale of our products. We may also be subject to regulation by countries other than the United States. Foreign governments may impose tariffs, duties and other import restrictions on components that we obtain from non-domestic supplies and may impose export restrictions on products that we sell internationally. These tariffs, duties or restrictions could materially and adversely affect our business, financial condition and results of operations. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere could also materially and adversely affect our business.

          Our future success depends in part on the continued service of our key design, engineering, sales, marketing and executive personnel and our ability to identify, hire and retain additional personnel.

          We depend upon the continuing contributions of our key management, sales, customer support and product development personnel. The loss of any of such personnel could seriously harm us. Armando Geday, our President and Chief Executive Officer, is our only executive officer subject to an employment agreement; however, we cannot be sure that we can continue to retain Mr. Geday's services. In addition, we have not obtained key-man life insurance on any of our executive officers or key employees. Because DSL technology is specialized and complex, we need to recruit and train qualified technical personnel. However, there are many employers competing to hire qualified technical personnel and we have had difficulty attracting and retaining such personnel. We expect to continue to have difficulty hiring and retaining qualified personnel. We may have particular difficulty attracting and retaining key personnel during periods of poor stock price performance, given the significant use of equity-based compensation in our industry. Further, our competitors have recruited our employees and may do so in the future. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to our product development programs.

          Sales of our products are dependent on the widespread adoption of DSL service. If the demand for DSL service does not increase, we may not be able to generate substantial sales.

          Sales of our products depend on the increased use and widespread adoption of DSL services, and the ability of telecommunications service providers to market and sell DSL services. Our business would be harmed, and our results of operations and financial condition would be adversely affected, if the use of DSL services does not increase as anticipated. Certain critical factors will likely continue to affect the development of the DSL service market. These factors include:

          o        inconsistent quality and reliability of service;

          o        inadequate deployment by service providers;

          o lack of interoperability among multiple vendors' network equipment;

          o        congestion in service providers' networks; and

          o        inadequate security.

          Substantial   sales  of  our  chip   sets   will  not   occur   unless
telecommunications service providers initiate substantial deployment of DSL services.

          The success of our products is dependent upon the decision by telecommunications service providers to deploy DSL technologies and the timing of the deployment. Factors that will affect such deployment include:

          o a prolonged approval process for equipment, including laboratory tests, technical trials, marketing trials and initial commercial deployment;

          o the implementation of a viable business model for DSL services, including the capability to market, sell, install and maintain DSL services;

          o the availability and commitment of resources by telecommunication service providers to provide adequate installation and support services;

          o cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office;

          o varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunications services;

          o challenges of interoperability among DSL equipment manufacturers' products;

          o        evolving industry standards for DSL technologies; and

          o        government regulation.

          Although  a  number  of  telecommunications   service  providers  have
commenced commercial deployment of DSL services using DSL products that incorporate our chip sets, if these telecommunications service providers do not expand their deployment of DSL services, or if additional telecommunications service providers do not offer DSL services on a timely basis, then our business, financial condition and results of operations will be seriously harmed.

          The recent rapid expansion of our operations has placed a strain on our management and personnel and other resources.

          From December 31, 1997 to March 31, 2001, we increased from 93 to 842 total employees. This growth and rapid expansion in our operations has placed and will continue to place a significant strain upon our management, operating and financial systems and other resources. To accommodate this expansion of operations, we must continue to implement and improve information systems, procedures and controls and expand, train, motivate and manage our work force. If we do not successfully manage our growth, our business, financial condition and results of operations will be seriously harmed.

          Sales to customers based outside of the United States have accounted for a significant portion of our net revenues, which exposes us to inherent risks of international business.

          We expect that sales to such international customers will continue to account for a significant portion of our net revenues for the foreseeable future. Accordingly, we are subject to risks inherent in our international business activities, including:

          o        unexpected changes in regulatory requirements;

          o tariffs and other trade barriers, including current and future import and export restrictions;

          o        difficulties in collecting accounts receivables;

          o difficulties in staffing and managing international operations;

          o potentially adverse tax consequences, including restrictions on the repatriation of earnings;

          o the burdens of complying with a wide variety of foreign laws (particularly with respect to intellectual property) and license requirements;

          o the risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia;

          o difficulties in protecting intellectual property rights in some foreign countries; and

          o limited ability to enforce agreements and other rights in some foreign countries.

          We are subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other changes or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Because sales of our products have been denominated to date primarily in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency-denominated sales. Gains and losses on the conversion to United States dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded.

          If we deliver products with defects, our reputation will be harmed, and the sales and market acceptance of our products will decrease.

          Our products are complex and have contained errors, defects and bugs when introduced or as new versions are released. If we deliver products with errors, defects or bugs or that have reliability, quality or compatibility problems, our reputation and the market acceptance and sales of our products could be harmed, which could adversely affect our ability to retain existing customers or attract new customers. Further, if our products contain errors, defects and bugs, then we may be required to expend significant capital and resources to alleviate these problems. Further, these defects or problems could interrupt or delay sales to our customers. If any of these problems are not found until we have commenced commercial production, we may be required to incur additional development costs and product repair or replacement costs. Defects could also lead to liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could seriously harm our business, financial condition and results of operations. In addition, these problems may divert our technical and other resources from other development efforts.

          We will continue to be controlled by a principal stockholder, which may have the effect of preventing or delaying a change of control of our company, and the interests of the principal stockholder may not always coincide with those of our stockholders.

          As of June 30, 2001, our executive officers and directors and their affiliates owned, in the aggregate, approximately 26% of our outstanding common stock. Entities affiliated with Texas Pacific Group owned approximately 20% of our outstanding common stock as of June 30, 2001 and are able to exercise control over us subject to the fiduciary duties of its representatives on the board of directors under Delaware law. The interests of Texas Pacific Group may not always coincide with our interests or the interests of other stockholders. Texas Pacific Group, through its representatives on our board of directors, could cause us to enter into transactions or agreements, which we would not otherwise consider absent Texas Pacific Group's influence.

          Texas Pacific Group is also a principal stockholder of Paradyne Networks, which is a customer of ours. In addition, two members of our current board of directors, Messrs. Geeslin and Stanton, are also currently directors of, and have direct or indirect equity interests in, Paradyne Networks. Accordingly, our continuing supplier relationship with Paradyne Networks, and any other potential business dealings between Paradyne Networks and us, could create conflicts of interest for GlobeSpan's principal stockholder and its directors.

          We have waived in our amended and restated certificate of incorporation the application to us of section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law is a statute that generally prohibits an "interested stockholder" from engaging in a "business combination" with a corporation for three years following the time this person became an interested stockholder. An "interested stockholder" is defined generally as a person owning 15% or more of a corporation's voting stock or an affiliate or associate of that person. A "business combination" is defined to include a variety of transactions, including mergers and sales of 10% or more of a corporation's assets. A business combination with an interested stockholder is allowed, however, if the business combination is approved by at least 66 2/3% of the shares held by the corporation's disinterested stockholders. By waiving
Section 203, it will be easier for us to enter into transactions with our significant stockholders, including Texas Pacific Group, without giving our disinterested stockholders the opportunity to approve the transaction.

          We  have  antitakeover   defenses  that  could  delay  or  prevent  an
acquisition of our company.

          Some of the provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing our acquisition. For example, we have authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, our stockholders may not take actions by written consent, our stockholders are limited in their ability to make proposals at stockholder meetings and our directors may be removed only for cause and upon the affirmative vote of at least 80% of our outstanding voting shares.

          We may need to raise additional capital which might not be available or which, if available, could be on terms adverse to our stockholders.

          We expect that our current cash and cash equivalents, including internally generated funds and the proceeds of the sale of the notes, will meet our working capital and capital expenditure needs for at least one year. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may also require additional capital for the acquisition of businesses, products and technologies that are complementary to ours. Further, if we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

          We could be subject to class action litigation due to stock price volatility, which, if it occurs, will distract management and result in substantial costs, and could result in judgments against us.

          In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business, financial condition and results of operations.

Risks Related to This Offering

          The notes are subordinated.

          The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes also will be effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. Neither we nor our subsidiaries are prohibited from incurring debt under the indenture, including senior indebtedness. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of March 31, 2001, we had approximately $3.0 million in senior indebtedness outstanding and our subsidiaries had approximately $11.1 million of other liabilities outstanding, excluding liabilities owed to us. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur other additional debt and liabilities. See "Description of the Notes."

          We may be unable to redeem the notes upon a fundamental change.

          Upon a fundamental change (as described under "Description of the Notes--Redemption at Option of the Holder"), you may require us to redeem all or a portion of your notes. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain similar provisions or expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming the notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict our ability to make payments to the holders of the notes. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of the Notes--Redemption at Option of the Holder."

          A public market may not develop for the notes.

          In May 2001, we issued the notes to the initial purchaser in a private placement. The notes are eligible to trade on the PORTAL market. However, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the notes. We do not intend to list the notes on any national securities exchange.

          A public market may not develop for the notes. Although the initial purchaser has advised us that it intends to make a market in the notes, it is not obligated to do so and may discontinue this market making activity at any time without notice. In addition, market making activity by the initial purchaser will be subject to the limits imposed by the federal securities laws. As a result, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially and adversely affected.

          Our stock price has been and may continue to be volatile, which might adversely affect the trading price of the notes.

          Fluctuations in the market price of our common stock will affect the trading price of the notes. The market price of our common stock has fluctuated significantly. Since our common stock began trading publicly, the reported per share sale price of our common stock on the NASDAQ National Market has been as high as $167.00 and as low as $8.09. Reductions in our stock price may make our stock less attractive as an acquisition currency and may therefore make it difficult for us to consummate acquisitions on terms acceptable to us. The trading price of our common stock will likely continue to fluctuate significantly in response to the following factors, some of which are beyond our control:

          o        variations in our performance and prospects;

          o changes in financial estimates of our net revenues and operating results or buy/sell recommendations by securities analysts;

          o announcements by our competitors or our customers of changes in their financial estimates or their net revenues or operating results;

          o investor perception of GlobeSpan and the industry in which we operate;

          o announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

          o loss or decrease in sales to a major customer or failure to complete significant transactions;

          o        general financial and other market conditions;

          o        domestic and international economic conditions; and

          o announcements by us or our competitors of key design wins and product introductions.

          In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock and, consequently, the notes.

          We may not be able to refinance the notes if required or if we so desire.

          We may need or desire to refinance all or a portion of our indebtedness on or before maturity. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

          The notes are not currently rated and if they are rated they may receive a lower rating than anticipated, which would cause the market price of the notes and our common stock to be materially and adversely affected.

          We have not sought a rating of the notes from rating agencies. If we do seek a rating, or if any rating agency otherwise rates the notes, one or more of these rating agencies may assign the notes a rating lower than expected by investors. This could cause the market price of the notes and our common stock to decline.

          Existing stockholders may sell their common stock which may reduce our stock price

          The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after this offering, or because of the belief that such sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock.

          As of June 30, 2001, 73,784,216 shares of our common stock were outstanding. All of these shares are freely tradeable without restrictions, except for approximately 17 million shares which are owned by certain of our officers, directors and affiliates and may be resold publicly at any time subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933. We have granted certain rights with respect to the registration of shares of our common stock held by these affiliates, including the right to require that we register under the Securities Act of 1933 the sale of all or part of the shares they hold, and to include such shares in a registered offering of securities by us. In connection with this offering our executive officers, directors and affiliates have agreed not to sell or otherwise dispose of their shares of common stock for the period ending August 6, 2001. We cannot assure you that these lock-up restrictions will not be removed prior to that date without prior notice by the initial purchaser.

          In addition, as of June 30, 2001, there were outstanding options to purchase 22,262,857 shares of our common stock and warrants to purchase 450,000 shares of our common stock. All shares of common stock underlying our option plans are registered and, upon exercise, are freely tradeable subject in some circumstances to volume trading limitations under Rule 144. These options entitle the holders to purchase shares of common stock at prices per share that are less than the current market price per share of our common stock. The holders of these options will usually exercise them at a time when the market price of our common stock is greater than the exercise price of the options.

The exercise of options and subsequent sale of common stock could reduce the market price for our common stock and result in dilution to our stockholders.

                       RATIO OF EARNINGS TO FIXED CHARGES


                                          Seven          Five                                              Three
                                         Months         Months                  Year Ended                 Months
                                          Ended         Ended                  December 31,                Ended
                                        July 31,      December 31,    ------------------------------      March 31,
                                          1996           1996         1997     1998    1999     2000        2001
                                        --------      ------------    ----     ----    ----     ----      ---------
Ratio of Earnings to Fixed  Charges                                   13x

          The ratio of earnings to fixed charges is calculated as (i) the sum of earnings before taxes from continuing operations plus fixed charges and amortization of capitalized interest less interest capitalized, divided by (ii) fixed charges, which include amortization of expenses related to indebtedness, interest within rental expense and interest expensed and capitalized. Earnings were insufficient to cover fixed charges for the seven months ended July 31, 1996, the five months ended December 31, 1996, for the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2001 by $2.4 million, $0.8 million, $8.0 million, $9.0 million, $181.4 million and $89.2 million respectively.


                                 USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling holders.

                      UNAUDITED PRO FORMA FINANCIAL DATA

          The accompanying unaudited pro forma condensed combined statement of operations data (the "Pro Forma Statement of Operations") for the year ended December 31, 2000 gives effect to the Ficon Technology, Inc. (Ficon), T.sqware, Inc. (T.sqware) and iCompression, Inc. (iCompression) acquisitions which were each accounted for under the purchase method of accounting, as if each had occurred on January 1, 2000. The Pro Forma Statement of Operations is based on historical results of operations of GlobeSpan for the year ended December 31, 2000 and the results of operations of the acquired businesses from January 1, 2000 through their respective acquisition dates.

          The Ficon, T.sqware, and iCompression acquisitions consummated on January 31, 2000, April 27, 2000, and June 30, 2000, respectively, have been consolidated with GlobeSpan as of December 31, 2000. Included in the Pro Forma Statement of Operations for the year ended December 31, 2000 are the operating results for Ficon for the month ending January 2000, T.sqware for the period from January 1, 2000 through April 27, 2000 and iCompression for the six months ended June 30, 2000. The Pro Forma Statement of Operations and accompanying notes (the "Pro Forma Financial Data") should be read in conjunction with and are qualified by the historical financial statements of GlobeSpan included in this prospectus, and the historical statements of operations for T.sqware and iCompression, in each case for the three months ended March 31, 2000, incorporated by reference into this prospectus.

          The pro forma financial data is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of GlobeSpan after the acquisitions or of the financial position or results of operations of GlobeSpan that would have actually occurred had the acquisitions been effected on January 1, 2000.

         Unaudited Pro Forma Condensed Combined Statement of Operations

                      For the Year Ended December 31, 2000
                 (in thousands, except share and per share data)


                                                                           Pro Forma Adjustments
                                                   -----------------------------------------------------------------------
                                    GlobeSpan        Ficon       T.sqware      iCompression     Adjustments     Pro Forma
                                   -----------     ---------    ----------    --------------   -------------  -------------
Net revenues....................   $ 348,098         $  60        $  550        $     848       $     --        $ 349,556
Cost of sales...................     142,430            --             0              103             --          142,533
                                   -----------     ---------    ----------    --------------   -------------  -------------
Gross Profit....................     205,668            60           550              745             --          207,023
Operating expenses
  Research and development......     115,411           532        16,623            8,417                         140,983
  Selling, general and
    administrative..............      53,504            68         3,893            1,606           801a           59,872
  Amortization of intangibles        131,832            --             0               --        13,669b          205,734
                                                                                                 41,438c               --
                                                                                                  8,583d               --
                                                                                                 10,112e               --
  In-process research and
    development.................      44,854            --            --               --      (44,854)f               --
                                   -----------     ---------    ----------    --------------   -------------  -------------
    Total operating expenses....     345,601           600        20,516           10,023         29,849          406,589
                                   -----------     ---------    ----------    --------------   -------------  -------------
(Loss) from operations..........    (139,933)         (540)      (19,966)          (9,278)       (29,849)        (199,566)
Foreign exchange gain...........          63            --            --               --             --               63
Interest income.................       4,902            --           407              427             --            5,736
Interest expense................      (3,000)           --          (380)            (136)            --           (3,516)
Interest expense, non-cash......     (43,439)           --            --               --             --          (43,439)
                                    ---------      -------      ---------         --------      ------------  ------------
(Loss) before income taxes and
  extraordinary item............    (181,407)         (540)      (19,939)          (8,987)        (29,849)       (240,721)
Provision (benefit) for income
  taxes.........................      15,131            --            --               --             --           15,131
                                   -----------     ---------    ----------    --------------   -------------  -------------
Loss before extraordinary item     $(196,538)       $ (540)     $(19,939)         $(8,987)     $ (29,849)     $  (255,852)
                                   ===========     =========    ==========    ==============   =============  =============
Basic and diluted loss before
  extraordinary item............   $    (3.03)                                                                      (3.75)
                                   ===========                                                               =============
Shares used in computing net loss
  per share-basic and diluted...    64,924,000                                                 3,214,298g      68,138,298
                                                                                                 999,999a

1. Pro Forma Adjustments and Assumptions (in thousands, except per share data)

     (a) In connection with the acquisition of Ficon by GlobeSpan, 773,760 shares of restricted common stock were issued to Ficon employees and its principal shareholder, contingent upon continued employment with the merged companies. GlobeSpan will record deferred compensation of approximately $29,522, which is being amortized as compensation expense over the vesting period in accordance with EITF 95-8, "Accounting for contingent consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination," generally three years, or $801 per month. Such compensation expense has been included as a pro forma adjustment.

          An additional 999,999 shares of common stock were issued to the named Ficon employees and principal shareholder upon completion of certain agreed upon development activities.

     (b) The pro forma adjustments relating to the acquisition of T.sqware reflect four months of amortization expense for the year ended December 31, 2000, assuming the transaction had occurred on January 1, 2000. The value of the goodwill and intangible assets at January 1, 2000 would have been approximately $162,000. Goodwill and other intangible assets are being amortized over four years. Such amount approximates $13,669 for the four months prior to acquisition.

     (c) The pro forma adjustments relating to the acquisition of iCompression reflect approximately six months of amortization expense for the year ended December 31, 2000, assuming the transaction had occurred on January 1, 2000. The value of the goodwill and intangible assets at January 1, 2000 would have been approximately $327,900. Goodwill and other intangible assets are being amortized over approximately four years. Such amount approximates $41,438 for the six months prior to acquisition.

     (d) The pro forma adjustment reflects approximately one month of amortization expense for the year ended December 31, 2000 relating to the Ficon acquisition assuming the transaction had occurred on January 1, 2000. The value of the goodwill and intangible assets at January 1, 2000 would have been approximately $34,100, including the effects of contingent consideration issued subsequent to the date of acquisition. Goodwill and other intangible assets are being amortized over the expected estimated period of benefit ranging from two to four years. Such amount would approximate $8,583, including the effects of the contingent consideration.

     (e) In connection with the acquisition of assets of PairGain on February 24, 2000, GlobeSpan (1) exchanged 3,243,591 shares of its common stock valued at $152,706, and (2) issued a $90,000 subordinated redeemable convertible note, which was redeemed during the third quarter of 2000. The redemption of the beneficial conversion feature resulted in the company recording an extraordinary gain in an amount equal to the non-cash interest expense recorded on the note. The non-cash interest expense has not been eliminated from the pro forma statements.

          The value of intangible assets acquired from PairGain at January 1, 2000 was approximately $245,000, amortized over approximately four years. Such amount approximates $10,112 for two months through February 24, 2000, the date of acquisition.

     (f) Represents the elimination of purchased in-process research and development recorded in connection with the acquisitions of T.sqware, iCompression and Ficon.

     (g) The pro forma basic and diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding, reflecting an additional 3,214,298 shares of GlobeSpan's common stock issued in connection with its acquisition of T.sqware, iCompression and Ficon. Such shares are assumed to be outstanding for the entire period.

                            DESCRIPTION OF THE NOTES

          We issued the notes under an indenture between us and United States Trust Company of New York, as trustee. The indenture and the notes are governed by New York law.

          The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. The summary of the notes and the indenture is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the notes and the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to herein, these provisions or defined terms are incorporated in this prospectus by reference.

          As used in this "Description of the Notes" section, references to "GlobeSpan," "we," "our" or "us" refer solely to GlobeSpan, Inc. and not our subsidiaries.

General

          The notes are general unsecured obligations of GlobeSpan. Our payment obligations under the notes are subordinated to our senior indebtedness as described under "--Subordination of Notes." The notes are convertible into common stock as described under "--Conversion of Notes." The notes are limited to $130,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on May 15, 2006 unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change.

          We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing our securities.

          You are not afforded protection in the event of a highly leveraged transaction or a change in control of GlobeSpan under the indenture except to the extent described below under "--Redemption at Option of the Holder."

          We will pay interest on May 15 and November 15 of each year, beginning November 15, 2001, to record holders at the close of business on the preceding May 1 and November 1, as the case may be, except:

         o interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

         o     as set forth in the next sentence.

          In case you convert your note into common stock during the period after any record date but prior to the next interest payment date either:

         o we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period, or if the note is to be redeemed in connection with a fundamental change on a repurchase date that occurs during this period; or

         o     if  otherwise,  any  note  not  called  for  redemption  that  is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "--Conversion of Notes."

          We will maintain an office in the Borough of Manhattan, the City of New York, for the payment of interest, which shall initially be an office or agency of the trustee.

          We may pay interest either:

          o by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

          o    by wire  transfer to an account  maintained  by you in the United
               States.

          However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Form, Denomination and Registration

          We issued the notes:

          o    in fully registered form;

          o    without interest coupons; and

          o    in   denominations   of  $1,000  principal  amount  and  integral
               multiples of $1,000.

          Global Note, Book-Entry Form

          Notes sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act, whom we refer to as QIBs, are evidenced by one or more global notes, which were deposited with DTC and registered in the name of Cede & Co., as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

          QIBs may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

          QIBs who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will not:

          o    be entitled to have certificates registered in their names;

          o    receive   physical   delivery  of   certificates   in  definitive
               registered form; and

          o    be considered holders of the global note.

          We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable for:

          o the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

          o maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

          We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

          Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

          Neither we, nor any trustee, registrar, paying agent or conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

          DTC has advised us that it is:

          o a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System;

          o a "clearing corporation" within the meaning of the Uniform Commercial Code; and

          o    a "clearing  agency"  registered  pursuant to the  provisions  of
               Section 17A of the Exchange Act.

          DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

          DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

          Certificated Notes

          QIBs may request that certificated notes be issued in exchange for notes represented by a global note and any note transferred to an institutional accredited investor must be issued as a certificated note.

          Restrictions on Transfer, Legends

          The notes will be subject to transfer restrictions as described below under "Transfer Restrictions" and certificates for the notes will bear a legend to this effect.

          Conversion of Notes

          You may convert your note, in whole or in part, into common stock through the final maturity date of the notes, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default exists at the time of conversion.

          The initial conversion price for the notes is $26.67 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the market price of the common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

          To convert your note into common stock you must:

          o complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

          o    surrender the note to the conversion agent;

          o    if  required,   furnish  appropriate  endorsements  and  transfer
               documents;

          o    if required, pay all transfer or similar taxes; and

          o if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

          We will adjust the conversion price if the following events occur:

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

          (3)  we subdivide or combine our common stock;

          (4)  we  distribute  to  all  common  stock  holders   capital  stock,
               evidences of indebtedness or assets, including securities but excluding:

               o    rights or warrants listed in (2) above;

               o    dividends or distributions listed in (1) above; and

               o    cash distributions listed in (5) below;

          (5) we distribute to all holders of our common stock cash, excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of GlobeSpan and excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

               o the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause
                    (5), as adjusted to reflect subdivisions or combinations of the common stock, and

               o 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

               If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution.

          (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

          (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

               o the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

               o the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

               However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of GlobeSpan or a sale of all or substantially all of our assets.

          In the event of:

          o    any reclassification of our common stock;

          o    a consolidation, merger or combination involving us; or

          o a sale or conveyance to another person of all or substantially all of our consolidated property and assets,

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, you will generally be entitled thereafter to convert your notes into the same type of consideration received by common stockholders immediately prior to one of these types of events.

          You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion price adjustment. See "Certain Federal Income Tax Considerations."

          We may from time to time reduce the conversion price for a period of at least 20 days if our board of directors has made a determination that this reduction would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Certain Federal Income Tax Considerations."

          We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than 1% of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by Us

          Provisional Redemption

          We may redeem the notes in whole or in part at any time prior to May 20, 2004 at a redemption price equal to $1,000 per $1,000 aggregate principal amount of notes plus accrued and unpaid interest to the redemption date if:

          o the closing price of the common stock has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period; and

          o if the redemption would occur prior to May 11, 2003, the shelf registration statement, of which this prospectus forms a part, is effective and expected to remain effective for the 30 days following the redemption date.

          If we redeem the notes under these circumstances, we will make an additional payment equal to the total value of the aggregate amount of the interest that would have been payable on the notes from the date of redemption to May 20, 2004. We must make these payments on all notes called for redemption, including notes converted after the date we mailed the notice.

          Non-Provisional Redemption

          The notes are not entitled to any sinking fund. At any time on or after May 20, 2004, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:


                                                                      Redemption
Period                                                                     Price
------                                                                     -----
Beginning on May 20, 2004 and ending on May 14, 2005...............      102.10%
Beginning on May 15, 2005 and ending on May 14, 2006...............      101.05%


and 100% on May 15, 2006. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

          If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

          We may not redeem the notes if we have failed to pay any interest or premium on the notes and such failure to pay is continuing. We will issue a press release if we redeem the notes.

Redemption at Option of the Holder

          If a fundamental change occurs prior to May 15, 2006, you may require us to redeem your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in multiples of $1,000 principal amount.

          We shall redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

          We will mail to all record holders a notice of the fundamental change within 10 days after the occurrence of the fundamental change. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

          A "fundamental change" is any transaction or event in connection with which all or substantially all of our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, which is not all or substantially all common stock which is (or upon consummation of or immediately following such transaction or event will be):

          o    listed on a United States national securities exchange, or

          o approved for quotation in the Nasdaq National Market System or any similar United States system of automated dissemination of quotations of securities prices.

          We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

          These fundamental change redemption rights could discourage a potential acquiror of GlobeSpan. However, this fundamental change redemption feature is not the result of management's knowledge of any specific effort to obtain control of GlobeSpan by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving GlobeSpan.

          We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a fundamental change could result in an event of default under any credit facility into which we may enter. Any future credit agreements or other agreements relating to our indebtedness may prohibit redemptions of the notes, or expressly prohibit the repurchase of the notes upon a fundamental change, or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

          Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

          Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution. We will be required under the indenture to promptly notify holders of senior indebtedness, if payment of the notes is accelerated because of an event of default.

          We may not make any payment on the notes if:

          o a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

          o a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease that is designated senior indebtedness, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called a "payment blockage notice") from any person permitted to give such notice under the indenture (called a "non-payment default").

          We may resume payments and distributions on the notes:

          o in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

          o in case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

          If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

          Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

          Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

          The term "senior indebtedness" is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

          o any indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes, or

          o    any indebtedness we owe to any of our subsidiaries, or

          o    the notes.

          The term "indebtedness" is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers' acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

          The term "designated senior indebtedness" is defined in the indenture and includes, in general terms, any senior indebtedness that by its terms expressly provides that it is "designated senior indebtedness" for purposes of the indenture.

          As of March 31, 2001, we had $3.0 million of senior indebtedness outstanding and our subsidiaries had $11.1 million of other liabilities outstanding, excluding liabilities owed to us. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur other additional debt and liabilities.

          We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Events of Default; Notice and Waiver

          The following are events of default under the indenture:

          o we fail to pay principal or premium, if any, upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

          o we fail to pay for 30 days any interest and liquidated damages, if any, on the notes, whether or not the payment is prohibited by subordination provisions of the indenture;

          o we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

          o    certain   events   involving   our   bankruptcy,   insolvency  or
               reorganization.

          The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

          If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. The holders of a majority of the principal amount of outstanding notes may waive any default other than a default in the payment of principal, premium, interest or liquidated damages, a failure by us to convert any note into common stock, a default in the payment of redemption price or a default in respect of a covenant or provision that cannot be modified or amended without the consent of each holder of the notes outstanding. Payment of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 5 1/4% from the required payment date.

          The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

          No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

          o the holder has given the trustee written notice of an event of default;

          o the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

          o the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

          o the trustee fails to comply with the request within 60 days after receipt.

Modification of the Indenture

          The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

          o    extend the fixed maturity of any note;

          o reduce the rate or extend the time for payment of interest of any note;

          o    reduce the principal amount or premium of any note;

          o    reduce any amount payable upon redemption of any note;

          o adversely change our obligation to redeem any note upon a fundamental change;

          o impair the right of a holder to institute suit for payment on any note;

          o    change the currency in which any note is payable;

          o    impair the right of a holder to convert any note;

          o    adversely modify the  subordination  provisions of the indenture;
               or

          o reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Registration Rights of the Noteholders

          We have entered into a registration rights agreement with the initial purchaser (the "registration rights agreement"). Pursuant to the registration rights agreement, we have filed, for the benefit of the holders of the notes and our shares of common stock issuable upon conversion of the notes, a shelf registration statement, of which this prospectus forms a part, with the SEC covering the resale of the registrable securities, and we will use our reasonable efforts to keep the shelf registration statement effective until the earlier of:

          o all of the registrable securities have been sold pursuant to the shelf registration statement; or

          o the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions.

          When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

          o the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

          o    the expiration of the holding period under Rule 144(k); and

          o the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

          We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed:

          o    30 days in any three-month period; or

          o    an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding  the  foregoing,  we will be permitted to suspend the use of the prospectus not to exceed 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or similar transactions.

          We will pay predetermined liquidated damages if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

          o on the notes at an annual rate equal to 0.5% of the principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional period the prospectus is unavailable, and

          o on the common stock that has been converted, at an annual rate equal to 0.5% of the conversion price during such periods, determined on the day prior to the date the damages are paid.

          A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

          o    be named as a selling stockholder in the related prospectus;

          o    deliver a prospectus to purchasers; and

          o    be  subject  to  the  provisions  of  the   registration   rights
               agreement, including indemnification provisions.

          Under the registration rights agreement we will:

          o    pay all expenses of the shelf registration statement;

          o    provide each selling holder copies of the prospectus;

          o notify each selling holder when the shelf registration statement has become effective; and

          o take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

Rule 144A Information Request

          We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of GlobeSpan.

Information Concerning the Trustee

          We have appointed United States Trust Company of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

          The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

          The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

          Our Amended and Restated Certificate of Incorporation authorizes us to issue 400,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. No other classes of capital stock are authorized under our Certificate of Incorporation.

Common Stock

          Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Holders of common stock are also entitled to receive any dividends on a pro rata basis declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share on a pro rata basis in all assets remaining after payment of liabilities. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable, and the shares of common stock to be issued upon conversion of the notes will be fully paid and nonassessable.

Preferred Stock

          Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of our preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the voting and other rights of holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of holders of our common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Warrants

          In May 1999, we issued a warrant to purchase an aggregate of 450,000 shares of our common stock, with a five year term expiring June 23, 2004, at an exercise price determined as follows:

          o For the first 112,500 shares, the exercise price is $5.00 per share;

          o For the second 112,500 shares, the exercise price is $6.25 per share;

          o For the third 112,500 shares, the exercise price is $7.50 per share; and

          o For the remaining 112,500 shares, the exercise price is $8.75 per share.

          The foregoing warrant can either be exercised by payment for the underlying shares in cash or by a net exercise.

Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Amended and Restated Certificate of Incorporation and Bylaws. Our amended and restated certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our amended and restated certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the vote of 80% of our outstanding shares. Our bylaws provide that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 25% of our capital stock. These provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage some types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and also are intended to discourage some tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Exclusion from Section 203 of the Delaware General Corporation Law

Delaware Business Combination Law. Section 203 of the Delaware General Corporation Law is a business combination statute that generally prohibits an "interested stockholder," defined generally as a person beneficially owning 15% or more of a corporation's voting stock or an affiliate or associate of such person, from engaging in a "business combination," defined to include a variety of transactions, including mergers and sales of 10% or more of a corporation's assets, with a Delaware corporation for three years following the time at which this person became an interested stockholder. This prohibition does not apply if:

          o the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

          o    the   interested   stockholder   acquired  85%  or  more  of  the
               outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation, and shares held by employee stock ownership plans; or

          o at or subsequent to the time the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

          Section 203 permits the board of directors of a corporation to defend against takeover attempts and could act as a deterrent to potential takeover attempts as well. By opting out of Section 203, it will be easier for us to enter into transactions with our large stockholders without giving at least 66 2/3% of our unaffiliated stockholders the opportunity to approve the transaction.

          Our board has determined that it is in the best interests of our company not to deter our large stockholders from engaging in a business combination with us and to ensure that we maintain maximum flexibility in pursuing business opportunities, including opportunities with our current large stockholders. Our waiver of Section 203 will make it easier for an interested stockholder, including Texas Pacific Group, to engage in a business combination with us by lowering the requirement of 66 2/3% approval of the disinterested stockholders to a requirement that only a majority of all stockholders approve the transaction. Our board has determined that placing our large stockholders on an equal footing with potential outside acquirors is both in the interests of us and our unaffiliated stockholders.

Transfer Agent and Registrar

          Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

          The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to U.S. Holders (as defined below) that are beneficial owners of notes and that will hold notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")). For purposes of this summary, "U.S. Holders" include (i) individual citizens or residents of the U.S., (ii) corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons. Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to the initial purchasers of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws (except as set forth below with respect to Non-U.S. Holders) or the tax laws of any applicable foreign, state, local or other jurisdiction.

          INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

          Taxation of Interest

          Interest paid on the notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. Our failure to file or cause to be declared effective a shelf registration statement as described under "Description of Notes-Registration Rights of the Noteholders" may result in the payment of predetermined liquidated damages in the manner described therein. In addition, a holder may require us to redeem any and all of his notes in the event of a fundamental change. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any note. Similarly, we intend to take the position that a "fundamental change" is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "fundamental change" as affecting the yield to maturity of any note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of notes. There can be no assurance that the IRS will agree with such positions.

          Sale, Exchange or Redemption of the Notes

          Upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

          Conversion of the Notes

          A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a U.S. Holder's tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion.

          Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

          Sale of Common Stock

          Upon the sale or exchange of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. A U.S. Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

          Dividends

          Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain.

          Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of the notes may be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

Special Tax Rules Applicable to Non-U.S. Holders

          In  general,   subject  to  the  discussion  below  concerning  backup
withholding:

          (a) Payments of principal or interest on the notes by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. federal income tax or U.S. withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a "controlled foreign corporation" within the meaning of Section 957(a) of the Code with respect to which we are a "related person" within the meaning of Section 864(d)(4) of the Code, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied.

          (b) A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless
               (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) in the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (a "USRPHC") within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes. We do not believe that we are currently a USRPHC or that we will become one in the future.

          (c) Interest on notes not excluded from U.S. federal income tax or U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax.

          To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that either (i) the beneficial owner of a note certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8 BEN, under penalties of perjury, that it is a Non-U.S. Holder or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

          If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-SBCI in order to claim an exemption from U.S. tax withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

          U.S. Federal Estate Tax

          A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable U.S. estate tax treaty otherwise applies.

          Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

          Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments pursuant to the terms of a note or common stock to a U.S. Holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the IRS, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption.

          In the case of payments of interest on a note to a Non-U.S. Holder, backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established, provided that neither we nor a paying agent has actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied.

          Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting requirements.

          Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. Holder or a foreign office of a broker that is a U.S. related person (either a "controlled foreign corporation" or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.) or, a foreign partnership (if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or such foreign partnership is engaged in a U.S. trade or business) are subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge or reason to know that such evidence is false and certain other conditions are met. Such payments are not currently subject to backup withholding.

          Payments to a Non-U.S. Holder of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

          Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

          A holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

          THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                 SELLING HOLDERS

          The notes were originally issued by us and sold by Morgan, Stanley & Co. Incorporated, as the initial purchaser, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers. Selling holders, including their transferees, pledges or donees or their successors, may from time to time offer and sell any or all the notes and shares of common stock issuable upon conversion of the notes.

          The selling holders have represented to us that they purchased the notes and the shares of common stock issuable upon conversion of the notes for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or exemptions therefrom. We agreed with the selling holders to file this registration statement to register the resale of the notes and the sale of the shares of common stock issuable upon conversion of the notes. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the notes and the shares of common stock issuable upon conversion of the notes no longer qualify as "registrable securities" under our registration rights agreement.

          The following table sets forth, as of August 1, 2001, information regarding the beneficial ownership of the notes and shares of common stock issuable upon conversion of the notes by the selling holders. The information is based on information provided by or on behalf of the selling holders.

          The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. Except as indicated below, none of the selling holders has had any material relationship with us or our affiliates within the past three years. This table assumes that other holders of notes or any future transferees from any such holder do not beneficially own any shares of common stock other than shares of common stock issuable upon conversion of the notes.


                                Principal        Common
                                Amount of        Stock
                                  Notes       Beneficially                            Common Stock
                               Beneficially      Owned                          Beneficially Owned After
                                Owned and        Before        Common Stock             Offering
Name and Address                 Offered        Offering        Offered(1)     Amount             Percent
----------------                 -------        --------        ----------     ------             -------

R2 Investments, LDC            $3,500,000        131,233          131,233         0                  *
c/o Amalgamated Gadget,
L.P., as Investment
Manager

James Campbell                   $150,000          5,624            5,624         0                  *
Corporation

Estate of James Campbell         $276,000         10,348           10,348         0                  *

                                  $26,000            974              974         0                  *

Viacom Inc. Pension Plan
Master Trust
                                     47

BP Amoco PLC Master Trust      $1,543,000         57,855           57,855         0                  *

Jefferies & Company Inc.           $5,000            187              187         0                  *

Argent Classic Convertible     $2,000,000         74,990           74,990         0                  *
Arbitrage Fund (Bermuda)
Ltd.

Mainstay VP Convertible          $350,000         13,123           13,123         0                  *
Portfolio

New York Life Separate           $190,000          7,124            7,124         0                  *
Account #7

Aftra Health Fund                 $95,000          3,562            3,562         0                  *

Mainstay Convertible Fund      $1,365,000         51,181           51,181         0                  *


BNP Paribas Equity             $1,500,000         56,242           56,242         0                  *
Strategies, SNC

First Union Securities        $10,000,000        374,953          374,953         0                  *
Inc./BK Trading

Grace Brothers, Ltd.           $1,000,000         37,495           37,495         0                  *

First Union Risk               $4,000,000        149,981          149,981         0                  *
Management, Inc.

Total Fine Elf Finance UJA        $50,000          1,874            1,874         0                  *
Inc.

B.C. McCabe Foundation           $100,000          3,749            3,749         0                  *

National Fuel Gas Company         $50,000          1,874            1,874         0                  *
Retirement Plan

Oxford, Lord Abbett & Co.        $800,000         29,996           29,996         0                  *

Consulting Group Capital         $255,000          9,561            9,561         0                  *
Markets Fund

CALAMOS Market                 $2,250,000         84,364           84,364         0                  *
Neutral Fund -
CALAMOS Investment
Trust

First Union Securities Inc.    $2,655,000         99,550           99,550         0                  *

Paloma Securities              $7,000,000        262,467          267,467         0                  *

Any other holder of notes     $90,840,000      3,406,075        3,406,075         0                  *
or future transferee,
pledgee, donee or
successor of any holder
(2)(3)
TOTAL                        $130,000,000      4,874,391        4,874,391         0

*   Indicates less than 1%.

(1) Assumes conversion of all the holder's notes at a conversion price of $26.67 per share of ordinary share and resale of all shares of common stock offered hereby. The conversion price is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time.

(2) Information about other selling holders will be set forth in prospectus supplements, if required.

(3) Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any other holders of notes, do not beneficially own any shares of common stock other than the shares of common stock issuable upon conversion of the notes at the initial conversion rate.

         Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment. As a result, the aggregate principal amount of the notes and the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

                              PLAN OF DISTRIBUTION

         The selling holders and any of their pledges, assignees, donees, other transferees and successors-in-interest may, from time to time, sell any or all of their notes or shares of common stock issuable upon conversion of the notes at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions on any national securities exchange or quotation service on which the notes or the shares of common stock may be listed or quoted at the time of the sale. The selling holders may use any one or more of the following methods when selling the notes or the shares of common stock issuable upon conversion of the notes:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the notes or the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchase by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o        privately negotiated transactions;

         o        short sales;

         o broker-dealers may agree with the selling holders to sell a specified number of shares of common stock at a stipulated price per share;

         o        a combination of any such methods of sale; and

         o        any other method permitted under applicable law.

         The selling holders may also sell notes or shares of common stock issuable upon conversion of the notes under Rule 144 or Rule 144A of the Securities Act, if available, rather than under this prospectus.

         The selling holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling holder defaults on a margin loan, the broker, may, from time to time, offer and sell the pledged shares.

         Our outstanding common stock is traded in the Nasdaq National Market System. While the notes are eligible for trading in the PORTAL market, we do not expect the notes to remain eligible for trading on that market. We do not intend to list the notes for trading on any national securities exchange or in the Nasdaq National Market System. We cannot assure you that a trading market for the notes will develop. If a trading market for the notes fails to develop, the trading price of the notes may decline.

         Broker-dealers engaged by the selling holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling holders (or, if any broker-dealer acts as agent for the purchaser of notes or shares of common stock, from the purchaser) in amounts to be negotiated.

         The selling holders and any broker-dealers or agents that are involved in selling the notes or the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with the sales. In such event, any commissions received by such broker-dealers or agent and any profit on the resale of the notes or shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the notes or shares of common stock, except that all selling commissions and fees and other expenses incurred by the selling holders will be borne by such holders.


                                  LEGAL MATTERS

         The validity of the Notes and the common stock offered hereby will be passed upon for us by our counsel, Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York.


                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of GlobeSpan, Inc. for the year ended December 31, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of T.sqware, Inc. (a development stage company) at December 31, 1998 and 1999 and for the years then ended and for the period from February 11, 1997 (Inception) to December 31, 1999, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The financial statements of iCompression, Inc. (a development stage company) as of December 31, 1999 and 1998, and for each of the years then ended and for the period from August 1, 1996 (Inception) to December 31, 1999, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses payable by GlobeSpan in connection with the issuance and distribution of the notes and the common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee                                              $32,500

Printing and engraving expenses                                    10,000

Legal fees and expenses                                            25,000

Accounting fees and expenses                                       10,000

Miscellaneous fees and expenses                                     2,500
                                                                 --------
Total                                                             $80,000
                                                                 ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under specified circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6, of the Registrant's bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to GlobeSpan and its stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to GlobeSpan for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NO.                                      DESCRIPTION

4.1 Specimen Common Stock certificate (incorporated into this document by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-75173)).

4.2 Indenture between the Registrant and United States Trust Company of New York, dated as of May 11, 2001 (incorporated into this document by reference to Exhibit 4.1 to the Registrant's Form 8-K filed on May 15, 2001).

4.3 Registration Rights Agreement by and among the Registrant and Morgan Stanley & Co. Incorporated, dated as of May 11, 2001 (incorporated into this document by reference to Exhibit 4.2 to the Registrant's Form 8-K filed on May 15, 2001).

5.1*           Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol.

12.1*          Statement regarding Computation of Ratio of Earnings to Fixed
               Charges.

23.1*          Consent of PricewaterhouseCoopers LLP.

23.2*          Consent of Ernst & Young LLP, Independent Auditors.

23.3*          Consent of Deloitte & Touche LLP.

23.4* Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol (included in Exhibit 5.1).

24.1* Power of Attorney (included in the signature page of the Registration Statement).

25.1* Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of United States Trust Company of New York, Trustee under the Indenture.

------------------------
*        Filed herewith.


ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
         Section 15 of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the registrant or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Red Bank, State of New Jersey, on this 2nd day of August, 2001.


                                      GLOBESPAN, INC.



                                      By: /s/ Armando Geday
                                          -----------------------------------
                                           Armando Geday
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Armando Geday and Robert McMullan, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


          SIGNATURE                            TITLE                        DATE


/s/ Armando Geday          President, Chief Executive Officer
-------------------------  (Principal Executive Officer)
Armando Geday              Director                               August 2, 2001

/s/ Robert McMullan        Chief Financial Officer
-------------------------  (Principal Financial and Accounting
Robert McMullan            Officer)                               August 2, 2001

/s/ David Stanton
-------------------------
David Stanton              Director                               August 2, 2001

/s/ Dipanjan Deb
-------------------------
Dipanjan Deb               Director                               August 2, 2001

/s/ James Coulter
-------------------------
James Coulter              Director                               August 2, 2001

/s/  John Marren
-------------------------
John Marren                Director                               August 2, 2001

/s/ Barbara Connor
-------------------------
Barbara Connor             Director                               August 2, 2001

/s/ Federico Faggin
-------------------------
Federico Faggin            Director                               August 2, 2001

                                  EXHIBIT INDEX

EXHIBIT
NO.                                      DESCRIPTION

4.1 Specimen Common Stock certificate (incorporated into this document by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-75173)).

4.2 Indenture between the Registrant and United States Trust Company of New York, dated as of May 11, 2001 (incorporated into this document by reference to Exhibit 4.1 to the Registrant's Form 8-K filed on May 15, 2001).

4.3 Registration Rights Agreement by and among the Registrant and Morgan Stanley & Co. Incorporated, dated as of May 11, 2001 (incorporated into this document by reference to Exhibit 4.2 to the Registrant's Form 8-K filed on May 15, 2001).

5.1*           Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol.

12.1*          Statement regarding Computation of Ratio of Earnings to Fixed
               Charges.

23.1*          Consent of PricewaterhouseCoopers LLP.

23.2*          Consent of Ernst & Young LLP, Independent Auditors.

23.3*          Consent of Deloitte & Touche LLP.

23.4* Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol (included in Exhibit 5.1).

24.1* Power of Attorney (included in the signature page of the Registration Statement).

25.1* Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of United States Trust Company of New York, Trustee under the Indenture.



------------------------
*        Filed herewith.